UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Hydrogenics Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

448883207

(CUSIP Number)

CommScope, Inc.

1100 CommScope Place, SE

Hickory, North Carolina 28602

(800) 324-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448883207

1.	Names of Reporting Persons CommScope Holding Company, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,467,974
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,467,974
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,974
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 448883207

1.	Names of Reporting Persons CommScope, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,467,974
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,467,974
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,974
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 448883207

1.	Names of Reporting Persons CommScope, Inc. of North Carolina
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,467,974
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,467,974
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,974
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%
14.	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

The following constitutes Amendment No. 6 (“Amendment No. 5”) to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on August 17, 2010, as amended on October 1, 2010, April 4, 2011, July 1, 2011, May 16, 2014 and November 4, 2014 (as amended through the date hereof, the “Schedule 13D”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 6. The Schedule 13D is filed by CommScope Holding Company, Inc. (“Holding”), CommScope Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of Holding, and CommScope, Inc. of North Carolina, a North Carolina corporation and a wholly-owned subsidiary of Parent (“CommScope NC” and together with Holding and Parent, the “Reporting Persons”). The Schedule 13D relates to the common stock (the “Common Stock”) of Hydrogenics Corporation, a corporation existing under the laws of Canada (“Hydrogenics”).

Item 5.	Interest in Securities of the Issuer

CommScope NC directly owns 1,467,974 shares of Common Stock, or 14.5% of the Common Stock outstanding. Each of Parent, as the owner of all the outstanding equity of CommScope NC, and Holding, as the owner of all the outstanding equity of Holding, may be deemed the beneficial owner of the shares of Common Stock held by CommScope NC.

Within the 60 days prior to the date hereof, CommScope NC entered into the transactions set forth in Schedule A, which scheduled is incorporated into this Item 5 by reference.

The percentage of Common Stock reported as beneficially owned by the Reporting Persons is based upon 10,089,850 shares of Common Stock outstanding as of September 30, 2014, as reported in Hydrogenics’ Exhibit 99.3 to its Report on Form 6-K, filed with the SEC on November 10, 2014.

1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMSCOPE HOLDING COMPANY, INC.

2/12/15
Date

/s/ Frank B. Wyatt, II
Signature

Frank B. Wyatt, II Senior Vice President
Name/Title

COMMSCOPE, INC.

2/12/15
Date

/s/ Frank B. Wyatt, II
Signature

Frank B. Wyatt, II Senior Vice President
Name/Title

COMMSCOPE, INC. OF NORTH CAROLINA

2/12/15
Date

/s/ Frank B. Wyatt, II
Signature

Frank B. Wyatt, II Senior Vice President
Name/Title

2

Schedule A

Set forth below is a list of open market transactions in shares of the Common Stock which have been effected by the Reporting Persons NC in the past 60 days. All such transactions were privately-negotiated transactions pursuant to brokers’ transactions, transactions with a market maker or in riskless principal transactions.

The prices reported below are weighted average prices. The shares were sold in multiple transactions at prices in the ranges reported below. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth below.

Trade Date	Entity	Purchase or Sale	Quantity	Weighted Average Price	Price Ranges
1/27/15	CommScope NC	Sale	8,300	$15.2869	$14.70 –$15.73
1/28/15	CommScope NC	Sale	7,400	$14.7201	$14.37 –$15.60
1/29/15	CommScope NC	Sale	5,000	$14.5029	$14.305 –$14.86
1/30/15	CommScope NC	Sale	2,000	$14.1770	$14.00 –$14.395
2/3/15	CommScope NC	Sale	4,600	$14.1633	$14.00 –$14.42
2/4/15	CommScope NC	Sale	5,549	$14.4000	$14.13 –$14.63
2/5/15	CommScope NC	Sale	6,994	$14.5487	$14.42 –$14.70
2/6/15	CommScope NC	Sale	4,500	$14.5121	$14.05 –$14.77
2/9/15	CommScope NC	Sale	4,694	$14.3313	$14.16 –$14.57
2/10/15	CommScope NC	Sale	4,395	$14.2415	$14.01 –$14.40
2/11/15	CommScope NC	Sale	13,000	$14.8324	$14.325 –$15.28